The Ameristock Mutual Fund, Inc.
                                  P.O. Box 6919
                            Moraga, California 94570




October 5, 2001


U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      The Ameristock Mutual Fund, Inc. - CIK No. 0001000207
                  Request for Withdrawal of Registration Statement on Form N-1A; File No. 333-71010
                  Accession No. 0000756976-01-500141

Ladies and Gentlemen:

     The Registrant intended to file its Post-Effective Amendment No. 8 to its Registration Statement as a Form Type 485BPOS. Instead, the Registrant mistakenly made this filing as Form Type N-1A. This mistaken filing was made on October 5, 2001. This letter is being filed to withdraw the filing made in error.

     The Registrant is refiling its Post-Effective Amendment No. 8 as Form Type 485BPOS.

     Accordingly, the Registrant requests withdrawal of the mistakenly filed Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.

                                          Sincerely,

                                          /s/ Nicholas D. Gerber

                                          Nicholas D. Gerber
                                          Chairman